Schedule 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Advanced Remote Communication Solutions, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

00759N 10 2
(CUSIP Number)

DECEMBER 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

CUSIP No. 00759N 10 2

1.	Names of Reporting Person:
Mitchell G. Lynn

2.      - Not a member of a group.
(a)  ☐
(b)  ☒

3.	SEC Use Only.

4.	Citizenship or Place of Organization:
USA Citizen

5.	Sole Voting Power:
2,047,500 (1)

6.	Shared Voting Power:

7.	Sole Dispositive Power:
2,047,500 (1)

8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,047,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9):
9.6% (2)

(1)	Includes 47,500 shares of common stock held by The Lynn Family Trust, u/d/t 3/15/85 (a revocable trust).

(2)	Based on 21,231,627 common shares outstanding as of 8/16/2002, as reported on the issuer’s 10-Q for the period ended 6/30/2002, filed 8/19/2002.

12.	Type of Reporting Person:
IN

Item 1.

(a)	Name of Issuer:

Advanced Remote Communications Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Office:

10675 Sorrento Valley Road, Suite 200, San Diego, California 92121

Item 2.

(a)	Name of Person Filing:

Mitchell G. Lynn

(b)	Address of Principal Business Office, or, if none, Residence:

2245 San Diego Ave., #223, San Diego, California 92110

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common shares, no par value

(e)	CUSIP Number:

00759N 10 2

Item 3.

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,047,500 shares

(b)	Percent of class:

9.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,047,500 (1)

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose of or to direct the disposition of:

2,047,500 (1)

(iv)	Shared power to dispose of or to direct the disposition of:

-0-

(1)	Includes 47,500 shares held by The Lynn Family Trust u/d/t 3/15/85 (a revocable trust).

Item 5.

N/A

Item 6. Ownership of More then Five Percent on Behalf of Another Person. See note (2) to Item 4 above.

N/A

Item 7.

N/A

Item 8.

N/A

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Item 9.

N/A

Item 10.

(a)	N/A

(b)	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 1/3/02

/s/ Mitchell G. Lynn
Mitchell G. Lynn